Parsons Corporation

5875 Trinity Parkway #300

Centreville, Virginia 20120

May 3, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mitchell Austin
Staff Attorney
AD Office 3—Information Technologies and Services

Re:  Parsons Corporation Registration Statement on Form S-1 (Registration No. 333-230833)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-230833) (the “Registration Statement”) of Parsons Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 7, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421, or in his absence, Scott French at (213) 891-8449.

The Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

PARSONS CORPORATION

By:	/s/ Michal R. Kolloway
Michael R. Kolloway Chief Legal Officer and Secretary

CC:	Charles Harrington, Parsons Corporation
George Ball, Parsons Corporation
Steve Stokdyk, Latham & Watkins LLP
Cathy Birkeland, Latham & Watkins LLP
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Peter Wardle, Gibson, Dunn & Crutcher LLP